SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

NORTH ASIA INVESTMENT CORPORATION

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G66202 105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66202 105	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas Chan-Soo Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,170,000 Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,170,000 Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,170,000 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See instructions before filling out.

CUSIP No. G66202 105	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kang & Company, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,000,000 Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,000,000 Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* See instructions before filling out.

CUSIP No. G66202 105	13G	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer:

North Asia Investment Corporation (“Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Republic of Korea

Item 2	(a).	Name of Persons Filing:

Thomas Chan-Soo Kang (“Kang”) Kang & Company, Ltd. (“Kang & Co.”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of Kang and Kang & Co. is Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Republic of Korea

Item 2	(c).	Citizenship:

Kang is a United States citizen Kang & Co. is a Republic of Korea company

Item 2	(d).	Title of Class of Securities:

Ordinary Shares, par value $.0001 per share

Item 2	(e).	CUSIP Number:

G66202 105

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. G66202 105	13G	Page 5 of 6 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Kang beneficially owns 1,170,000 shares of common stock, representing 170,000 ordinary shares held by Kang and 1,000,000 ordinary shares held by Kang & Co., of which Kang is Chief Executive Officer. This amount does not include 1,841,250 ordinary shares issuable upon exercise of sponsors’ warrants, none of which are exercisable and will not become exercisable within 60 days.

Kang & Co. beneficially owns 1,000,000 ordinary shares held directly by Kang & Co.

(b) Percent of Class:

Kang beneficially owns 18.7% Kang & Co. beneficially owns 16.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Kang: 1,170,000 ordinary shares Kang & Co.: 1,000,000 ordinary shares

(ii) Shared power to vote or to direct the vote:

0 ordinary shares

(iii) Sole power to dispose or to direct the disposition of:

Kang: 1,170,000 ordinary shares Kang & Co.: 1,000,000 ordinary shares

(iv) Shared power to dispose or to direct the disposition of:

0 ordinary shares

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

CUSIP No. G66202 105	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

/s/ Thomas Chan-Soo Kang
Thomas Chan-Soo Kang

KANG & COMPANY, LTD.

By:	/s/ Thomas Chan-Soo Kang
Name:	Thomas Chan-Soo Kang
Title:	Chief Executive Officer